Notice to ASX and LSE

Shareholdings of directors and persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

19 July 2017

Rio Tinto plc notifies the London Stock Exchange (LSE) of PDMR/KMP interests in securities of Rio Tinto plc, in compliance with the EU Market Abuse Regulation. As part of its dual listed company structure, Rio Tinto voluntarily notifies the Australian Securities Exchange (ASX) of material dealings in Rio Tinto plc shares by PDMR/KMP and both ASX and the London Stock Exchange (LSE) of material dealings by PDMR/KMP in Rio Tinto Limited securities.

Global Employee Share Plan (GESP)

Under the GESP employees are able to purchase on a quarterly basis Rio Tinto plc ordinary shares of 10p each (‘shares’), Rio Tinto plc ADRs or Rio Tinto Limited ordinary shares (‘shares’) out of monthly deductions from salary and are allocated an equivalent number of shares or ADRs free of charge (‘matching shares’ and ‘matching ADRs’) conditional upon satisfying the terms of the GESP.

The following PDMR/KMP acquired Rio Tinto shares or ADRs under the GESP and were allocated the same number of matching shares or ADRs as follows:

Security	Name of PDMR/KMP	Number of Shares or ADRs Acquired	Matching shares or ADRs	Price per Share or ADR	Date of transaction
Rio Tinto plc shares	Baatar, Bold	21.4249	21.4249	35.005839 GBP	17/07/2017
Rio Tinto plc shares	Barrios, Alfredo	21.2056	21.2056	35.005839 GBP	17/07/2017
Rio Tinto Limited shares	Farrell, Joanne	21.1754	21.1754	66.02 AUD	17/07/2017
Rio Tinto plc shares	Jacques, Jean-Sébastien	10.7124	10.7124	35.005839 GBP	17/07/2017
Rio Tinto plc shares	Kirikova, Vera	7.8558	7.8558	35.005839 GBP	17/07/2017
Rio Tinto plc shares	Lynch, Christopher	3.5708	3.5708	35.005839 GBP	17/07/2017
Rio Tinto Limited shares	McIntosh, Stephen	21.1754	21.1754	66.02 AUD	17/07/2017

These were non-discretionary transactions.

UK Share Plan (UKSP)

The UKSP is an HMRC approved Share Incentive Plan under which qualifying UK employees are able to purchase on a quarterly basis Rio Tinto plc shares out of monthly deductions from salary and are allocated an equivalent number of shares free of charge (UKSP matching shares).  Qualifying UK employees are also awarded Free Shares once a year.

The following PDMR/KMP purchased Rio Tinto plc shares under the UKSP and were allocated the same number of matching shares as follows.

Security	Name of PDMR/KMP	Number of Shares Acquired	Matching shares	Price per Share	Date of transaction
Rio Tinto plc shares	Jacques, Jean-Sébastien	11	11	35.005839 GBP	17/07/2017
Rio Tinto plc shares	Kirikova, Vera	10	10	35.005839 GBP	17/07/2017
Rio Tinto plc shares	Lynch, Christopher	3	3	35.005839 GBP	17/07/2017

These were non-discretionary transactions.

FCA notifications in accordance with the EU Market Abuse Regime have been issued to the London Stock Exchange contemporaneously with this release.

Steve Allen

Company Secretary

Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404